FSP 303 East Wacker Drive Corp.
401 Edgewater Place, Suite 200
Wakefield, Massachusetts 01880

June 20, 2008

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Karen J. Garnett, Assistant Director
Mail Stop 4561

Re:	FSP 303 East Wacker Drive Corp.
Amendment No. 1 to Registration Statement on Form 10
Filed May 30, 2008
File No. 000-53165

Dear Ms. Garnett:

FSP 303 East Wacker Drive Corp. (“we” or the “Company”) has set forth below responses to the comments on the Company’s first amendment to the Registration Statement on Form 10 (the “Registration Statement”) provided by you to Mr. George J. Carter in a letter dated June 9, 2008 (the “Letter”).  The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

The Company has responded to the comments in the Letter by making changes to the disclosure set forth in the Registration Statement.  Such changes are reflected in Amendment No. 2 to the Registration Statement being filed with the Commission by electronic submission concurrently with this Letter (the “Revised Registration Statement”).  The page numbers referred to in the responses below reference the applicable pages of the Revised Registration Statement.  Capitalized terms used in this Letter and not otherwise defined have the respective meanings ascribed to them in the Revised Registration Statement.

Comment

General

1.
We note your response to prior comment 4.  We also note that currently only the common stock has the ability to vote in elections of your board of directors.  As such, it appears that you meet the definition of a “majority-owned subsidiary” as defined in Rule 12b-2 of the Securities Exchange Act and therefore do not qualify as a smaller reporting company.  Please provide us with a detailed analysis as to why you believe you are a smaller reporting company or revise your registration statement as appropriate.

Securities and Exchange Commission
Attn:  Karen J. Garnett, Assistant Director
June 20, 2008

Response

The Company respectfully submits to the Staff that it believes it meets the definition of a “smaller reporting company” under Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Under Rule 12b-2 of the Exchange Act, a “smaller reporting company” is defined as “an issuer that is not an investment company, an asset-backed issuer…, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that…[i]n the case of an issuer whose public float as calculated under…this definition was zero, had annual revenues of less than $50 million during the most recently completed fiscal year for which audited financial statements are available.”  As the Company is neither an investment company nor an asset-backed issuer, the relevant question, per the Staff’s comment, is whether the Company is a “majority-owned subsidiary” of a parent that fails to meet the definition of a smaller reporting company.  Although the Company acknowledges that it is an affiliate of Franklin Street Properties Corp. (“FSP”) and that FSP is not a smaller reporting company, the Company respectfully submits that it is not a majority-owned subsidiary of FSP.

Rule 12b-2 of the Exchange Act defines a “majority-owned subsidiary” as “a subsidiary more than 50 percent of whose outstanding securities representing the right, other than as affected by events of default, to vote for the election of directors, is owned by the subsidiary’s parent and/or one or more of the parent’s other majority-owned subsidiaries.”  At all times since the filing of the Registration Statement, FSP has held one share of the Company’s Common Stock (the “Common Stock”), which represents 100% of the outstanding Common Stock, and 965.75 shares of the Company’s Preferred Stock (the “Preferred Stock”), which represents approximately 43.7% of the outstanding Preferred Stock.  The Company respectfully submits that holders of Preferred Stock in fact have the right (other than as affected by events of default) to vote for the election of directors.  Pursuant to Section B(3)(d) of Article FOURTH of the Company’s Certificate of Incorporation, the holders of more than 50% of the then outstanding shares of Preferred Stock may “[a]t any time, at a meeting called for such purpose or by written consent in lieu of a meeting,…remove without cause one or more members of the Board of Directors of the [Company] and replace such member or members with a person or persons designated by such holders.”  According to the Certificate of Incorporation, such a meeting may be called by the holders of 35% or more of the Preferred Stock and, after the holders of Preferred Stock have effected the removal and replacement of one of more of the members of the Board, “the holders of Preferred Stock shall thereafter, at each meeting to elect members of the Board of Directors, vote as one class together with the holders of shares of Common Stock for the election of members of the Board of Directors….”

The holders of a majority of the outstanding shares of Preferred Stock can thus remove at any time and for any reason (or no reason) one or more members of the Board or the entire Board.  They would thereafter have the right, together with the holders of Common Stock, to elect all of the members of the Board.  As the holders of Common Stock and the holders of Preferred Stock each have one vote per share of stock, FSP would own a total of 966.75 shares of

Securities and Exchange Commission
Attn:  Karen J. Garnett, Assistant Director
June 20, 2008

the Company’s capital stock, or approximately 43.7% of the combined Common Stock and Preferred Stock, in the elections of directors.  Because FSP does not own more than 50% of the outstanding securities representing the right to vote for the election of directors, the Company is not a majority-owned subsidiary of FSP.  This conclusion is consistent with FSP’s treatment of the Company’s financial results.  FSP does not include the Company’s financial results in its consolidated results of operations but accounts for its investment in the Company using the equity method of accounting.

Although the holders of Preferred Stock have not exercised their right to remove and elect directors, they still have the right outside the context of an event of default to vote for the election of directors.  Moreover, FSP could not cause the Company to issue more Common Stock (or Preferred Stock) to FSP in order to give FSP a majority of the capital stock of the Company.  Any additional issuance of capital stock would require a charter amendment increasing the authorized capital stock, and any such charter amendment would require the affirmative vote of not less than 66.67% of the then outstanding shares of Preferred Stock.

The Company and FSP have also entered into a Voting Agreement, dated as of January 1, 2007, in which FSP agrees that, in connection with any matter presented for a vote by the holders of the Preferred Stock, it will vote its shares of Preferred Stock “in a manner that approximates as closely as possible the votes cast in favor of and opposed to such matter by the holders of the Preferred Stock other than FSP and its affiliates.”  In this way, FSP is ceding aspects of control and influence to the other holders of Preferred Stock.  The Voting Agreement has been filed as Exhibit 10.4 to the Registration Statement.

Therefore, with no public float (all of the Company’s common equity is held by FSP, which is still an affiliate of the Company even if it is not the Company’s parent) and fiscal 2007 audited revenue well below $50 million (approximately $22.1 million), the Company respectfully submits that it meets the definition of a smaller reporting company and is thus eligible to use the scaled disclosure requirements for smaller reporting companies.

Notwithstanding the Company’s response above, the Company has elected to include “Risk Factors” in Item 1A of the Revised Registration Statement in response to comment #4 from the Staff’s original May 12, 2008 comment letter.  Please see the additional disclosure on pages 6 to 11 of the Revised Registration Statement.

Securities and Exchange Commission
Attn:  Karen J. Garnett, Assistant Director
June 20, 2008

Comment

Item 1. Business

Permanent Mortgage Loan, page 4

2.
We note your response to our comment number 4.  It remains unclear to us how a permanent mortgage loan on the Property will benefit your Preferred Stock holders.  Please revise your disclosure or advise.  Please also include disclosure as to how you intend to use these funds should you incur mortgage debt.

Response

Please see the revised disclosure on page 4 of the Revised Registration Statement.

Comment

Item 3.  Properties, page 21

3.
We note your response to our comment number 6; however, we believe that this disclosure is standard in the real estate industry and material to an investor’s understanding of your business.  Please revise as previously requested.  To the extent that the average effective annual rent per square foot in unavailable for the time period prior to your acquisition of the Property, you may limit your disclosure to the time period during which you owned the property.

Response

Please see the additional disclosure on page 28 of the Revised Registration Statement.

Comment

Item 3.  Properties, page 21

4.
We note your response to our comment number 7; however, we believe that this disclosure is standard in the real estate industry and material to an investor’s understanding of your business.  Please revise as previously requested to disclose the schedule of lease expirations.

Securities and Exchange Commission
Attn:  Karen J. Garnett, Assistant Director
June 20, 2008

Response

Please see the additional disclosure on page 28 of the Revised Registration Statement.

Please telephone the undersigned at (781) 557-1303 with any questions or comments concerning this filing.

Very truly yours,

/s/ Scott H. Carter, Esq.

Scott H. Carter, Esq.
Assistant Secretary of the Company

cc:	Kristina Aberg, Esq.
Mr. George J. Carter
Ms. Barbara J. Fournier
Mr. John G. Demeritt
Mr. Andrew J. Klouse